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                      [LETTERHEAD OF MAGMA POWER COMPANY]

NEWS RELEASE                                           CONTACT: Thomas Davies
FOR IMMEDIATE RELEASE                                           Andrea Bergofin
                                                                Kekst & Company
                                                                (212) 593-2655

                 MAGMA POWER SENDS LETTER TO CALIFORNIA ENERGY

          San Diego, California, November 14, 1994 ... Magma Power Company (NASDAQ NNM:MGMA) sent the following letter to David L. Sokol, Chairman, President and Chief Executive Officer of California Energy Company, Inc., today:

Dear David:

          We at Magma Power are disappointed in your letter of November 10 in which you refuse to provide us access to confidential information regarding California Energy subject to the signed confidentiality agreement that we provided to you. We are also disappointed in your refusal to sign the confidentiality agreement that all other interested parties have signed in order to gain access to Magma confidential information. I must repeat what the Magma team has told California Energy numerous times. In order to maintain a level playing field, we must insist that you agree to be bound by the same terms and conditions that other interested parties have accepted - - including customary standstill provisions.

          In this regard I note that both your offer and your financing are conditioned on the Magma Board agreeing to enter into a merger agreement with California Energy. Since you are not prepared to pursue your offer without the Magma Board's agreement, your public attacks on Magma's refusal to give you confidential information without an appropriate standstill are disingenuous at best.

          Furthermore, as you well know, our Board of Directors has determined to explore all alternatives to further the best interests of Magma's stockholders, including the possible sale of the Company. However, your current $38.50 cash and stock offer is inadequate and not in the best interests of stockholders, and we therefore see no reason to treat you differently from other interested parties.

          In reference to your letter of November 10 in which you refused our request that California Energy provide us with confidential information necessary for Magma to evaluate California Energy, you must recognize that your offer contemplates Magma stockholders investing more than $240 million in California Energy. We fail to see how you could expect the Magma Board to endorse this magnitude of investment without being given an opportunity to conduct due diligence on California Energy's business.


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          For you to decline our request for due diligence on California Energy and decline our request to meet with you regarding California Energy and then accuse us of dragging our feet is inexcusable. The Magma Board must and will fulfill its responsibilities to stockholders by exploring all alternative transactions. We intend to secure absolutely the best result for our
                                                 ----
stockholders. In this connection I once again enclose a signed confidentiality agreement in favor of California Energy and request that you execute it so that we can commence our due diligence of your company.

          By way of conclusion, I reiterate our offer to make available to California Energy confidential information on the same terms and conditions as we are making it available to other interested parties.


                                 Sincerely,


                                 Paul M. Pankratz
                                 Chairman


                                    #  #  #

          The following information is provided pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-11(b)(2) thereto. The participants in the solicitation are Magma Power Company, the following directors and others, who in the aggregate are deemed to beneficially own approximately 2.1% of the outstanding common shares of Magma common stock: James
D. Shepard, Paul M. Pankratz, Thomas C. Hinrichs, Ralph W. Boeker, Louis A. Simpson, John D. Roach, Roger L. Kesseler, Lester L. Coleman, William R. Knee, Bent Petersen, and J. Pedro Reinhard, and Jon R. Peele, Wallace C. Dieckmann, Kenneth J. Kerr, and Trond Aschehoug. No participant individually owns more than 1% of the outstanding shares of Magma's common stock. Messrs. Kesseler, Knee and Reinhard are employees of The Dow Chemical Company ("Dow"). Dow is the beneficial owner of 5,032,430 shares of Magma's common stock, of which 4,000,005 shares are held in escrow to satisfy certain exchange rights under an existing Dow note indenture. Dow retains the right to vote the shares placed in escrow. In addition, the Company is a party to a technical services agreement with Dow pursuant to which the Company has made payments for technical services in the amounts of $575,000 for 1993 and has agreed to make payments of $550,000 for 1994 and thereafter in annual amounts reduced by $50,000 each year to $300,000 for 1999. The Company is also a party to an engineering and construction management services agreement with Dow Engineering Company. The Company believes that the technical services agreement and the engineering and construction management services agreement are on terms at least as favorable to the Company as would be available from an unaffiliated third party. Mr. Shepard is a co-trustee of the B.C. McCabe Foundation (the "Foundation"), which beneficially owns 2,752,641 shares of Magma's common stock. Mr. Shepard disclaims beneficial ownership of such shares.